Exhibit 2.1

Purchase Agreement

between

S. C. PARAT RO s.r.l., domiciled Sighisoara, str. Mihai Viteazu nr. 92, Kreis Mures, register of companies Mures, nr. J/26/423/1998, Steuer Nr. RO 10654070, with account nr. RO56BRDE270SV02692962700, bei der Banca Romana de Dezvoltare Sighisoara, represented by HARALD OTTMAR GITSCHNER and COTARLAN RODICA DOINA, Administrator,

– hereinafter referred to as “Seller” –

and

S. C. ASCI RO, SRL , domiciled Sighisoara, str. Andrei Saguna nr. 26 bl 103 -1C sc B ap 17, Kreis Mures, register of companies Mures , nr. J/26/743/2001 , Seuer Nr. RO 14246006 , with account nr RO38RNCB0191015648030001 , bei der Banca Comerciala Romana Sighisoara; represented by UWE ZIMMERMANN and PAVEL MOOZ, Administrator

– hereinafter referred to as “Buyer” –

Preliminary Statement

Seller operates a business enterprise under the corporate name PARAT RO s.r.l. Said company is domiciled in Sighisoara. The purpose of the business is to manufacture, market and sell airbags and baggage. Seller is registered under the number J/26/423/1998 in the commercial register of the competent court. Seller maintains his sole business operation in Sighisoara.

Buyer shall acquire and take over Seller’s operation of the commercial business with economic effect at 1 January 2007 (hereinafter referred to as the “transfer date”)in compliance with the terms of this Purchase Contract together with all fixed assets and current assets, accounts receivable, other rights, liabilities, and other obligations under current contracts and legal relationships (hereinafter referred to as the “commercial division”). Buyer shall continue operation of the commercial division at the current business site in Sighisoara. The Seller keeps the manufacturing, marketing and selling of baggages (hereinafter referred to as the “division of baggage-manufacturing”).

This having been said, the contract parties covenant as follows:

§ 1 Objects of sale from fixed assets

(1) Buyer shall acquire the following moveable fixed assets of the commercial business subject to any rejection pursuant to subsection (3). Said assets (motor vehicles, machinery and other equipment, factory and office equipment, including existing telephone, fax, and data processing systems and their hardware and software components) are itemized at their current takeover value in Annex 1, and they include minor asset items and items that will be disposed of with Buyer’s consent following closing of this Agreement.

(2) Buyer shall acquire the business properties and buildings located upon it likewise subject to any rejection pursuant to subsection (3). Said real estate items (production buildings, offices, warehouse and garages) are itemized in Annex 2 at their respective take-over value, and they include all storage areas and access drives and all facilities and structural systems insofar as they are accessories of the property and buildings. Buyer shall acquire the business properties free of any encumbrances.

The execution agreement is according to Romanian law.

Upon closing this Purchase Agreement, Buyer offers to Seller the business property and building as outlined in Annex 2 a for continuing division of baggage production to the conditions mentioned there in special tenancy agreement, Annex 2 b.

(3) Buyer may reject taking over the following kinds of items:

a)            that cannot be used any longer for business operations due to their irreparable and damaged condition on the transfer date;

b)            that are damaged beyond normal wear and tear as common for operating conditions, if Seller does not agree to bear the cost of repairing them.

(4) If Seller agrees to bear the repair costs pursuant to subsection (3) letter b) above, then Buyer shall assume execution of repairs on his own account.

§ 2 Purchased inventory items

(1) Buyer shall acquire the entire inventory (commercial goods) subject to restrictions in accordance with subsections (2), (3) and (4) provided that they belong to the aforementioned commercial division, were purchased for the account of the commercial division and are physically present on the transfer date in the business operation or are on order from suppliers and not yet delivered.

(2) Buyer may refuse to take over any such goods that evidence material defects or do not comply with technical regulations that apply for the respective class of goods or that are not licensed for sale in accordance with regulations under public or official directives in effect after the transfer date.

(3) Buyer shall furthermore acquire

all tools, cleaning an care products, pallets another packing materials, sales brochures and documents, protective clothing and similar work clothing, all office supplies and all other raw materials and supplies for the operating the commercial division that are present on the transfer date. Buyer shall take over the requirement to return such items to suppliers, insofar as owned by suppliers (items on loan), and he shall undertake to release Seller from the requirement to return them;

(4) Buyer may refuse any items that are slated for take over in accordance with subsection (3) that can no longer be utilized for operational purposes due to their defective condition.

§ 3 Taking over employment contracts

(1)    Seller shall terminate the employment contracts of Seller’s employees who are named separately in Annex 3. Said contracts shall be terminated effective as of the transfer date. Buyer (shall undertake) shall close new employment contracts with the employees of the Seller named in Annex 3. Said contracts shall take effect as of 1 January 2007. Additional employment contracts shall not be taken over. Buyer shall not assume any of the obligations established under Seller’s contracts with the employees designated in Annex 3 from the period of employment with the Seller up to the transfer date. Seller shall release Buyer from an such obligations. .

(2) The purchase price shall likewise be reduced if Buyer is required under mandatory provisions of Rumanian law to take over additional employment contracts beyond those contracts expressly stated in Annex 3. The amount of reduction in the purchase price shall result from the claims that arise from employment contracts subject to takeover up to the first date that is possible for terminating them.

§ 4 Entering contractual relations with suppliers

(1) Buyer shall enter into all of Seller’s rights an obligations arising from the following kinds of contracts and agreements with suppliers of the commercial business on the transfer date, subject to the approval of the respective contract partner:

a)	contracts designated in Annex 5, under which deliveries and services are to be accepted or could be used after the transfer date, subject to the approval of the respective contract partner;
b)	orders for repair of damaged fixed asset items that were already placed prior to the transfer date, if and in so far as the costs are charged to Seller in accordance with § 1 (4).

(2) Seller hereby assigns to Buyer warranty claims and/or claims arising from product liability against suppliers insofar and to the extent that they exist or could arise from commercial goods already delivered and further sold to customers. Buyer herby accepts the above assignment.

§ 5 Entry into other contractual relationships

(1) Buyer shall enter into Seller’s rights and obligations arising from the current kinds of contractual and legal relationships as listed below that are in effect on the transfer date, with each instance thereof taking effect on the transfer date and with the consent of the respective contract partner:

a)            leasing and rent contracts designated in Annex 6;

b)            commission agreements designated in Annex 7;

c)            commercial goods contracts with commercial agents designated in Annex 8;

d)            insurance contracts designated in Annex 9 that pertain to the die objects of sale, buildings and property pursuant to § 1, subsections (1) and (2) and the lists in Annexes 1 and 2;

e)            energy supply and waste disposal contracts designated in Annex 10;

f)            additional contracts designated in Annex 11;

g)            all other contracts related to performances that are to be handled beyond the transfer date, which are closed by the transfer date with Buyer’s prior written consent and the willingness to enter into them. Seller shall prepare a separate list with the contract’s name, the parties to it, subject matter of contract, value and date.

(2) After closing this Agreement, Seller shall neither amend nor unilaterally terminate nor close any contracts of a similar kind for business operations of the commercial division, as designated in Annexes 6 to 11 under subsection (1) letters a) to g) without Buyer’s prior consent. If Seller handles said contracts contrary to the above assurance, without Buyer’s consent and prior to the transfer date in the following manner:

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amends them or closes new ones, then Buyer may refuse, at his own discretion, to enter into any such contracts or request from Seller settlement of disadvantages in accordance with § 14 that Buyer incurs after the transfer date from taking over the contract that was amended or closed in breach of assurance;

–

terminates them, then Buyer may request from Seller settlement of disadvantages in accordance with § 14 that Buyer incurs after the transfer date due to lapse of the respective contract that was terminated.

(3) Income and expenses, accounts receivable and accounts payable arising under contracts taken over pursuant to subsection (1) shall be allocated to Seller prior to the transfer date and to Buyer thereafter.

§ 6 Taxes and levies on business operations

(1) Seller shall be reliable for all operational taxes and charges until date of transfer of commercial division. After that this obligation turns to the Buyer. Seller shall release the Buyer from all liabilities which are justified until date of transfer.

(2) Buyer shall not take over Seller’s debts as justified and still standing up to the transfer date that arise from VAT that has accrued for operating the commercial business and from other accrued business taxes and levies—unless otherwise covenanted under subsection (1)—for which the assets of the commercial business and/or its respective owner are liable, including wage taxes and social security contributions that are due for withholding prior to the transfer date and including any obligations of Seller for reimbursing VAT-related prepaid deductions and other refunds and benefits under tax and levy laws. Seller is required to release Buyer immediately from any and all recourse made to him by the creditors of the aforementioned kinds of debt.

(3) Taxes and levies in connection with the transfer of the business properties (§ 1 subsection (2)) according to romanian law shall pay the Buyer.

§ 7 Recording individual items and transfer

(1) Seller shall surrender the following items on the transfer date to an authorized agent who Buyer shall name:

–	business papers and documents that belong to the commercial business slated for transfer;
–

the entire data processing system of the commercial business operation including all general and company-dedicated software and all electronically stored data along with all programs and documentation belonging thereto and all exiting copies.

A transfer record shall be prepared of the above items. Seller shall furthermore cause that all instructions are given to Buyer’s authorized agent that are necessary for future use. Buyer shall leave with Seller business papers and records, software and data that are not required for continuing business operations and for handling assets that were taken over, including transferred contractual and legal relationships and/or as required by Seller for handling the residual assets and tax conditions that apply to him, or Buyer shall make them available to Seller in a manner that the parties shall agree upon; for all remaining purposes, Buyer shall not make or retain any copies of any such papers and records, software and data.

(2) Seller and Buyer agree that Seller shall assign to Buyer the following kinds of claims and rights, insofar as assignable and with respective right in rem to the same on the transfer date:

a)            all claims and other contractual rights arising under employment contracts and from contractual relationships that Buyer enters into in accordance with § 3, § 4, § 5 and § 6, and in the event of automatic takeover in compliance with § 3;

b)            all usufructuary rights, exploitation rights and all other rights to the company-dedicated electronic software designated in the transfer record and to the general software that Seller is entitled to in compliance with the provisions of respective software license agreements that constitute the basis for them; and furthermore all rights of the above kind to software programs and electronically stored files that Seller has created for the business operation and the respective irrevocable, unlimited and unrestricted usufructuary right for all types of usage together with the right to discretionary modification and outward transmission and all other existing exploitation rights pursuant to Sections 69 a to 69 g of the German Copyright Act.

Seller shall assert and exercise the aforementioned kinds of claims and rights in accordance with the arrangements made under § 8 (3) below on a fiduciary basis in the event that assignment cannot be made effectively due to a current assignment ban based on law or contract.

§ 8 Exclusion of more extensive takeover, withholding and release obligations, handling non-transferable rights and obligations.

(1) Buyer shall not take over contractual and other legal relationships from Seller other than the tangible assets, accounts receivable and accounts payable, rights and obligations set out under § 1 to § 5, § 7 as arising under contracts and other legal relationships. Non-transferred contractual and other legal relationships shall remain with Seller. Unless otherwise agreed under this Agreement, Buyer shall also not take over, in his relation to Seller, any such liabilities and obligations that are justified by the business operations of the commercial division that transfer to Buyer by virtue of mandatory law or for which Buyer, in his capacity as purchaser of the business operation and/or of the assets he takes over, bears personal liability or liability in rem by virtue of mandatory law. Seller shall remain the sole debtor in relation to the respective creditor insofar as Buyer takes over performance of Seller’s liabilities or obligations in compliance with the terms of this Agreement. Seller shall release Buyer from all liabilities that arise under this clause.

(2) If – after the date of transfer -

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Seller receives payments or other performances toward accounts receivable and other claims that shall be transferred to Buyer under the terms of this Purchase Agreement, then Seller is required to transfer them immediately to Buyer;

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Buyer receives payments or other performances toward accounts receivable and other claims that shall be transferred to Seller under the terms of this Purchase Agreement, then Buyer is required to transfer them immediately to Buyer;

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recourse is made to Seller that arises from liabilities and obligations that Buyer shall take over under the terms of this Agreement or that Buyer is required to fulfill for Seller under the terms of this Purchase Agreement, then Buyer is required to release Seller immediately from any kind of recourse whatsoever;

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recourse is made to Buyer from liabilities and obligations that Buyer shall not take over under the terms of this Agreement or that Buyer is not required to fulfill for Seller under the terms of this Purchase Agreement, then Seller is required to release Buyer immediately from any kind of recourse whatsoever.

(3) The parties hereby agree as follows if the contract partners fail to consent to Buyer’s take over of liabilities and other contractual obligations that release Seller from debt and/or to assignment of accounts receivable and other contractual rights under exclusion of contract or subject to agreement that arise from the contracts that Buyers shall take over in accordance with § 4, § 5:

a)            Buyer shall fulfill all of Seller’s liabilities and other obligations vis-à-vis the contract partner and immediately release Seller from any and all recourse to him. Seller shall assert all of Buyer’s non-transferable claims and other contractual rights and fulfill all contractual obligations vis-à-vis the contract party that he is required to fulfill personally on a fiduciary basis for Buyer in accordance with Buyer’s instructions and for Buyer’s account. Seller hereby irrevocably authorizes Buyer to assert the rights under this Purchase Agreement vis-à-vis third parties.

b)            Seller is required to transfer all payments and other performances to Buyer, which he received from fiduciary handling of contractual partners, and to issue ongoing account settle statements to Buyer regarding the same. Buyer is required to release Seller immediately from any and all recourse made by contract partners or third parties.

§ 9 Purchase price

(1) The net purchase price (without VAT) is EUR 5.5 MN (in words five million five hundred thousand euro). The above purchase breaks down as follows:

-	for real estate EUR 5,2 MN.............,
-	for moveable fixed assets EUR 0,2 MN....................,
-	for inventories ...EUR 0,1 MN.......................,

(2) The purchase price is due for payment on 5th January 2007. It is to be deposited in Seller’s bank account no. B.R.D. Sighisoara by CONT ..................... IBAN RO49BRDE270SV02692962700 EUR.

Payment shall be made under the assumption that:

a. the original suretyship document pursuant to § 15 is available to Automotive Safety Components International GmbH & Co. KG, Maybachstr. 7, 31135 Hildesheim, on 4th January 2007, 12.00.

b. that the original commitment letter of PARAT Automotive Schönenbach GmbH & Co. KG, An der Hasenjagd 7, 42897 Remscheid, concerning the ban on competition pursuant according the agreement between PARAT and ASCI from 27th November 2006, that is essential part of this contract, is available to AUTOMOTIVE SAFTEY COMPONENTS INTERNATIONAL GMBH & CO. KG on 4th January 2007, 12.00.

c. the mortgages of 1 Mn Euro in the land registers no. 9808, 9809 and 9853 under C-3, C-7 and C-1 are removed; the Seller shall deliver proof of the deletion until 20th December 2006.

If these preconditions are not fulfilled until the mentioned dates, the maturity of the payment is postponed seven days after fulfillment of the last condition.

(3) If from a fiscal point of view VAT is due on the purchase price and/or other payments, the contracting parties agree that the VAT has to be paid form Buyer to the Seller additionally to the purchase prices mentioned in this agreement immediatly, regardless of asserted input tax claims. The Seller will do everything that the Buyer can apply for the VAT deduction.

(4) Sighioara is deemed place of performance for all payments of Buyer and Seller, with exception of payments from the suretyship pursuant to § 15.

(5) Set-off and/or retention for counter-claims is prohibited with regard to all mutual claims to payment insofar and to the extent that the respective counter-claim is secured by a bank guarantee or guarantee (§ 15).

§ 10 Seller’s declarations concerning the condition of the business operation and of the objects being sold

(1) Unless otherwise stated, Seller states as follows regarding the respective condition on the transfer date (Numbers 1 to 14.):

1.            Petition has not been filed for opening an insolvency proceeding (according to Romanian Law) against Seller’s assets, nor has any such proceeding been opened or dismissed due to lack of assets, nor are any other requirements given that would require Seller in compliance with insolvency statutes to file a petition for opening an insolvency proceeding (according to Romanian Law).

2.            Petition has not been filed for opening an insolvency proceeding (according to Romanian Law) against Seller’s assets, nor has any such proceeding been opened or dismissed due to lack of assets, nor are any other requirements given that would require Seller in compliance with insolvency statutes to file a petition for opening an insolvency proceeding (according to Romanian Law).

3.            Seller is not subject to any sale restrictions and no third party rights are given regarding tangible assets, claims and rights and obligations as arising under contracts and other legal relationships that shall be transferred to Buyer under the terms of this Purchase Agreement, except for:

–        statutory requirements that concern approval by creditors for Buyer’s take over of liabilities and obligations that release Seller from debt;

–        required approvals of contract partners so that Buyer may enter into Seller’s rights and obligations under contractual and legal relationships that are subject to transfer;

4.            The moveable fixed assets being sold in accordance with § 1 (1) Annex 1 are present within the business operation, except for any disposals caused by operational use after the closing of this Purchase Agreement.

5.            The objects being sold in accordance with § 2 are adequately available in terms of the kind and quantity thereof insofar as they are required for continuing the business operation.

6.            Seller is not in default in meeting liabilities, other obligations and incumbent responsibilities arising under contractual and legal relationships that Buyer shall be taking over. Other claims of respective contract partners due to breach of duties or interference with the inherent basis of contract are not given and have also not been raised, except for any claims pursuant to § 437, German Civil Code, due to materially defective supplies and deliveries of the commercial business. Litigation concerning the objects and rights sold in accordance with § 1 and § 2 and/or that involves the contractual relationships that Buyer is taking over in accordance with § 4 and § 5 is neither pending on the date that this Agreement is closes, nor has notice been made of any such litigation. < /font>

7.            The following declaration is made concerning the EDP software and electronically saved data that Buyer is taking over:

a)   The software designated in Annex 13 or in the transfer record and the saved data of the commercial division

–    have previously not been made available to other third parties except for Seller and to employees of the commercial division—also in the event that they depart the company—who are obligated to maintain strict confidentiality and to employees of software suppliers, who are likewise obligated to maintain strict confidentiality. Said software and saved data shall not be rendered accessible to third parties by Seller and by employees of the commercial division who are not transferring to Buyer. Copies or other reproductions of said software and saved data do not exist, except for those copies or reproductions being transferred to Buyer, and Seller shall not produce copies of them;

–    shall no longer be used by Seller after the transfer date, except in accordance with the second paragraph of the “Preliminary Statement” and § 1, (2) subsection 2 for continuing residual operations of the commercial business by Seller in accordance with arrangements made pursuant to § 1 (2).

b)   Seller in his capacity as owner of the commercial business is entitled to the unrestricted, exclusive and perpetual usufructuary right to the software designated in Annex 13 or in the transfer record. Said right is transferable to Buyer. All other data processing programs used by the commercial business may be used unrestrictedly and can be transferred to Buyer, except for restrictions that arise from basic software license agreements with program manufacturers.

c)   According to the knowledge that Seller is aware of or must be aware of at the time that this Purchase Agreement is closed, no copyrights or usufructuary rights of third parties and no regulations under the Data Protection Act are being breached by using the company-dedicated and other software and by using all electronically saved data for the operational purposes of the commercial business.

8.            The following declaration is made regarding employment contracts in the event of compulsory automatic takeover in accordance with Romanian law:

a)   All employees are fully listed in Annex 3 a (employees that Buyer shall take over) and in Annex 3 b (employment contracts already terminated and to be terminated by Seller) and Annex 4 b (employees that stay with the seller), who are employed in the operations of the commercial division on the date that this Agreement is closed.

b)   Part time employees who work for the commercial division on the date that this Agreement is closed are fully listed in Annex 4 c. Other part time employees shall not be hired prior to the transfer date without Buyer’s prior consent.

c)   Seller has not employed any employees on loan from other companies in the operations of the commercial division during the current calendar year and up to the transfer date. Employees of Seller have not been loaned out to other companies for the sake of employment.

d)   According to the status on 31st October 2006, Annex 4 d contains a full listing of the following granted or assured payments:

–    all employees who receive total annual pay in excess of EUR 24.000,00, bonuses shares in profits, assurances for disability, old age or survivor benefits or other benefits not covered under collective bargaining agreements; the names of employees who hold perpetual, vested retirement benefits are listed separately;

–    the Christmas bonuses for all employees that are based on practice within the company;

–    the incentive bonuses granted to employees on a voluntary and revocable basis; Buyer has been thoroughly informed on how they are computed and handled;

–    all employees with whom periods of notice in excess of one year have been contracted;

–    all severely disabled employees who are entitled to special protection against termination based on statutes governing disabled persons;

–    all employees who have been issued signatory powers or commercial power of attorney;

–	all employees who have been granted employee loans.

Other employment contracts that result in obligations or rights of the aforementioned kind do not exist. Buyer has been completely informed of written employment contracts and other agreements that result in obligations and rights of the aforementioned manner, and he has made a visual notation on the version thereof that was surrendered to him.

e)   All labor-management contracts and obligations arising from company practice that are in effect on the date that this Agreement is closed for operating the commercial division are stated completely in Annex 4 e. Seller is not a member of the employers’ association. He shall not close any collectively bargained company agreement (in-house collective agreements) or close any new labor-management contracts, and he shall neither amend nor terminate current labor-management contracts.

f)    No proceedings are pending before labor courts on the date that this Agreement is closed that involve employees who are transferring or may transfer to Buyer.

9.            The contents of the contractual relations described in Annexes 5 - 11 regarding § 4 and § 5, including all of the rights and obligations respectively resulting for the Seller are described completely and correctly in the respective written versions of the agreements that bear the Seller’s endorsement; if the agreements have not been concluded in writing and have not been translated, then the contents of said agreements is described completely and correctly in the aforementioned Annexes 5-11. No other agreements of this type exist nor shall any agreements of this type be concluded by the Seller prior to the effective day of transfer without the consent of the Buyer.

10.             Any and all concessions and/or operating permits and/or building permits necessary for continuation of the existing business operations of the commercial division in their existing type and scope definitively exist. Limitations or revocations of said concessions and/or permits or other obstacles that could stand in the way of transfer to the Buyer are not to be anticipated. It exists a five-year environmental operating permit, on condition of annual confirmation. The existing environmental law permit no. 186/4 March 2004 is valid for a limited period of five years, but requires an annual confirmation which the Seller must request from the Environmental Protection Agency in Targumures. The Seller did not request the annual confirmations required for 2005 45 days before 4 March 2005 and for 2006 45 days before 4 March 2006. The Seller undertakes to make up for this immediately by no later than 31st October 2006

11.             Conditions imposed by the trade supervisory center, the commercial and industrial workers’ compensation insurance carriers, the building authority, or other public agencies or - Romanian - public law companies that affect the business operation and its activities are not present and are not to be anticipated, with the exception of the conditions stated in Annex 15. Court decisions and/or other official actions that could result in restrictions on or obstacles to the continuation of the existing business operations of the commercial division in their existing type and scope have not been taken and are not anticipated.

12.

(1) There is no contarmination in the plot of land § 1 (2), also not until the date of transfer due to which, on the basis of valid public-law provisions or official orders right now or in future - also in connection with construction changes – precautionary, defensive, safeguard or clean-up measures are required.

(2) There is also no contamination in the buildings and other structural works on the plots of land according to § 1 (2) used for business operations or not up until now due to which such measures would be called for now or in future.

13.             According to Seller’s actual knowledge and what Seller must know, the business operations of the commercial division do not violate the regulations, directives and official orders of respectively relevant Rumanian commercial law, public building law, neighbor law, public and private law on protection against noxious substances and other environmental protection law, antitrust law, regulations regarding competition and criminal law. There are no judicial or official proceedings due to violation of public-law regulations and orders and due to suspicion of commission of criminal offences or administrative offenses pending at the time of conclusion of this Purchase Agreement.

14.             The payments due before the effective day of transfer that are to be paid for the employees for income tax and for contributions to statutory insurances have been duly determined, settled and paid. All tax and contribution declarations that had to be submitted in connection with the taxes and contributions named in § 6 up to the effective date of transfer have be submitted in an orderly manner and in due time.

(2) Furthermore, Seller represents and declares that he have not concealed from the Buyer any extraordinary risks or other events outside of the bounds of the commercial enterprise’s ordinary business operations.

§ 11 Legal effects of declarations by Seller, legal consequences of incorrect or incomplete declarations, Seller’s liability based on fault and regardless of fault, responsibility for helpers, exclusion, validity, and limitation of statutory rights.

(1) The declarations made pursuant to § 10 and the obligations taken over from the Seller each pertain to the contracted qualities of the commercial business (with exception of the declaration § 10 subsection (1) no. 13) as well as the objects and statuses to which the statements of the respective declaration refer. With these declarations and obligations, the Seller does not undertake any guarantees pursuant to § 443 German Civil Code.

(2) If statements from the declarations made by the Seller pursuant to §. 10 are incorrect or incomplete or if Seller violates Seller’s contracted obligations with regard to said declarations, then the Buyer shall be entitled to the claims to subsequent fulfillment pursuant to §. 12 as well as withdrawal pursuant to § 13 or compensation for disadvantage pursuant to § 14, in each case under the conditions of and pursuant to the agreements reached in this regard.

(3) In so far as Seller’s declarations pursuant to § 10 (1) are made with the express reservation that they are made according to what Seller knows or must know, then Buyer shall be entitled to the claims pursuant to § 11 – 14 only if Seller knew about or negligently did not know about the incorrectness or incompleteness when this Purchase Agreement was concluded. Knowledge or negligent lack of knowledge on the part of the person (§ 17 subsection 3) providing information identified in Annex 16 as well as executives employed in the commercial enterprise at the time this Agreement is concluded shall be attributable to Seller. In all other cases of incorrect or incomplete statements pursuant to § 10 (1), Buyer shall be entitled to the claims pursuant to § 11 – 14 regardless of whether the Seller or the persons for whom Seller is responsible as per above knew or negligently did not know about the incorrectness or incompleteness.

(4) Buyer shall also be entitled to any claims pursuant to § 11 – 14 even if Buyer or Buyer’s employees or consultants working on behalf of Buyer or employees of said consultants knew about the incorrectness or incompleteness of the underlying statements prior to conclusion of this Agreement or failed, through negligence - or even gross negligence – to recognize that said statements were incorrect or incomplete. § 442 German Civil Code and § 377 German Commercial Code are hereby ruled out.

(5) Above and beyond the claims to which Buyer may be entitled under the conditions of the above paragraphs (2) – (4) pursuant to § 11 – 14 and/or on the basis of the agreements reached in § 1 – 9, all further claims on the part of the Buyer against the Seller that come into consideration on the basis of law are hereby excluded in so far as mandatory law does not stand in the way of this, if and in so far as the statutory claims could result:

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from or in connection with any defects in quality or legal defects of the business operation that is changing hands and the objects, receivables, and other rights, debts and obligations being sold to and taken over by Buyer pursuant to this Purchase Agreement, as well as rights and obligations from the contractual and legal relationships being taken over, and/or

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due to any breach of duty due to incorrect or incomplete or omitted statements on the part of the Seller in connection with the qualities of the commercial business that is changing hands and the objects, receivables, and other rights, debts and obligations being sold to and taken over by Buyer pursuant to this Purchase Agreement, as well as rights and obligations from the contractual and legal relationships being taken over, and/or

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due to any breach of duty through non-fulfillment or substandard fulfillment of the obligations that have been taken over from the Seller pursuant to § 10 in connection with the declarations made there, and/or

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due to disruption of the implicit basis of contract of this Purchase Agreement within the meaning of § 313 Subsection 1, 2 German Civil Code due to circumstances affecting the qualities of the commercial business that is changing hands that change after conclusion of the Agreement or on the basis of Buyer’s ideas about the qualities of the commercial business which turn out to be incorrect after conclusion of this Agreement.

Excluded as per above in particular are the statutory claims identified in § 437 German Civil Code as well as any statutory claims that could result pursuant to § 280 German Civil Code in conjunction with § 241 Subsection 2 German Civil Code, § 311 Subsection 2, § 311 a German Civil Code as well § 313, §§ 323 – 326 German Civil Code.

Unaffected are any claims on the part of the Buyer pursuant to § 280 German Civil Code in conjunction with § 241 Subsection 2 German Civil Code, § 311 Subsection 3 German Civil Code against third parties who have acted in connection the initiation of this Purchase Agreement and/or the contractual negotiations and/or in another manner in connection with the preparation of the materialization of this Purchase Agreement without said action being based on a contractual relationship with the Buyer.

(6) In all other cases for which subsection (5) does not apply, the rights and obligations of the contractual parties shall be determined pursuant to the provisions made in this Purchase Agreement and, saving provisions to the contrary in this Purchase Agreement, pursuant to the respectively applicable statutory provisions, however, subject to the proviso that a right to withdraw from this Purchase Agreement exists only in the cases stipulated in § 13 Subsection (1) and in the event of breaches of duty (§ 280 German Civil

Code), restitution for damages can be claimed only with regard to those parts of the overall performance owed under this Purchase Agreement that have not been performed at all or not in accordance with contract.

§ 12 Subsequent Fulfillment

(1) If statements from the declarations made by the Seller pursuant to §. 10 are incorrect or incomplete or if Seller violates Seller’s contracted obligations with regard to said declarations, then the Buyer can, by registered letter with certificate of delivery, granting a reasonable grace period that must amount to at least 18 working days, demand subsequent fulfillment by creation of the status according to declaration and/or fulfillment of the contracted obligation.

(2) The expenses incurred in connection with the subsequent fulfillment shall be born by the Seller, but for expenses incurred by the Buyer, only if said expenses are documented, necessary, and reasonable in amount.

(3) It is not necessary to set a grace period for subsequent fulfillment if the Seller refuses to provide subsequent fulfillment, if subsequent fulfillment is impossible, or if subsequent fulfillment is out of the question or cannot reasonably be expected of the Seller or Buyer given the type of breach of obligation or type of circumstance contrary to declaration. Subsequent fulfillment shall be deemed to have failed if the status in accordance with declaration is not effected or the duty breached is not performed before expiration of the grace period.

(4) If setting a grace period for subsequent fulfillment can be displaced with or subsequent fulfillment has failed, then Buyer may, at Buyer’s discretion

–	Withdraw from the Purchase Agreement pursuant to § 13, if Buyer is entitled to withdrawal pursuant to § 13 subsection (1), or
–	Demand compensation for disadvantage pursuant to § 14.

§ 13 Withdrawal by Buyer

(1) Under the conditions pursuant to § 11 Subsection (2), § 12 Subsection (4), Buyer shall be entitled to withdrawal solely in the following cases:

a)            If, prior to the effective date of transfer, insolvency proceedings are petitioned for or instituted in Seller’s assets or dismissed for lack of assets or the conditions are fulfilled under which Seller would have to petition for institution of insolvency proceedings under the provisions of the Insolvency Ordinance;

b)            If, prior to the effective date of transfer, official or judicial rulings have been handed down or announced that prohibit continuation of commercial business of the present type and on the present scale at the present Sighisoara operating site or restrict said commercial business so that continuation of the same would no longer be economically feasible;

c)	If the assurance of the seller according to § 10 (1), nr. 12 is wrong.

In the case stated above under letter a), it is not necessary to set a grace period pursuant to § 12 Subsection (1).

(2) Withdrawal must be declared, stating the grounds for withdrawal, by registered mail with certificate of delivery vis-à-vis the Seller no later than 15 April 2007. Authoritative for compliance with the deadline shall be the postmark of the German place of dispatch of the written declaration. The right to withdrawal shall be null and void if withdrawal is not declared before expiration of the aforementioned period. § 352, § 354 German Civil Code shall not apply.

(3) Furthermore, the right to withdrawal shall be null and void if Buyer has abandoned the business enterprise taken over or has assigned it in whole or a substantial part thereof to third parties.

(4) If Buyer has justifiable declared withdrawal, then the following shall apply with regard to reverse transaction of the mutual performances:

1.	Buyer shall transfer back to Seller:

–           Possession and ownership of all objects of the capital assets and inventory sold pursuant to § 1, § 2 that have already been handed over to Buyer pursuant to § 7 (1), free of restrictions on disposal and third-party rights that have arisen after transfer to the Buyer. If these objects are no longer present at the Buyer’s, then Buyer shall compensate Seller for the value, which, in case of dispute, shall be determined by an expert to be designated by the competent Chamber of Commerce and Industry or comparable institution with cost consequences in accordance with § 91 German Code of Civil Procedure

–           All receivables and other rights assigned to Buyer and other rights arising from the contractual and legal relationships taken over by the Buyer pursuant to § 3 - 5 as well as all amounts that Buyer has already received from said receivables and rights.

2.            Seller shall take over the employment relationships of all employees that were newly founded by or taken over by Buyer; this shall also apply for employment relationships founded after the effective date of transfer. If employees oppose the taking over of their employment relationship, then the Seller shall reimburse the Buyer for the expense of continuing to employ said employees.

3.            Furthermore, Seller shall reassume all payables and other obligations taken over by Buyer from the contractual and legal relationships taken over by Buyer pursuant to § 3 – 5 and indemnify and hold harmless the Buyer from any and all claims arising from this. In so far as such payables and obligations have already been satisfied by the Buyer, Seller shall reimburse Buyer for the expenditures incurred in this regard.

4.            Seller shall indemnify and hold harmless Buyer against any and all claims arising from payables founded prior to the effective date of transfer that are attributable to the business operation that is to be transferred. In so far as contractual partners in the contractual relationships that are to be retransferred refuse to consent to assumption of the debts by the Seller with full discharge of the original debtor or reassignment of receivables and other rights, then § 8 Subsection (3) shall apply analogously with the proviso that instead of the Buyer, the Seller shall be obligated to indemnify and hold harmless.

5.            Seller shall refund to Buyer the price of purchase already paid.6.In addition, Seller shall reimburse Buyer for all documented and reasonable expenditures incurred by Buyer due to conclusion, winding up, and reverse transaction of this Agreement, including any tax outlay.

7.            As compensation for all other disadvantages incurred by the Buyer, Seller shall pay an additional lump sum of EUR 10.000,00.

8.            The performances to be produced on both sides pursuant to 1. – 7. above shall – if necessary after setoff of mutual payment obligations – be effected matching payment with delivery in consideration of performance. Any reciprocal subsequent claims on the grounds stated under 1. - 4. and 6. as well as assertion of claims due to damages caused by delay are not excluded.

9.            Saving an agreement to the contrary pursuant to 1. – 8. above, for the rest, all reciprocal claims of Seller and Buyer in connection with the withdrawal and the reverse transaction of the mutual performances are hereby ruled out.

§ 14 Compensation for Disadvantage

(1) In so far as Buyer can demand compensation for disadvantages incurred pursuant to § 11 Subsection (2), § 12 Subsection (4), the following are to be compensated for at the expense of the Seller:

The outlay incurred by the Buyer for production of the status in accordance with contract or which arises because the status in accordance with contract cannot be produced in whole or in part, temporarily or permanently. The following shall apply in this regard:

a)      Only the outlay actually incurred and documented by Buyer is to be compensated for, and this only in so far as it is reasonable.

b)      Compensation shall lapse if and to the extent that Seller demonstrates that the outlay incurred can be rejected on legal and material grounds.

c)      Any advantages attained by the Buyer in connection with the outlay incurred or through the compensation payment or which Buyer could have actually or reasonably have attained, shall be taken into consideration in the calculation if documented by Seller.

(2) Compensation for disadvantages shall only be made if the compensation amounts to be paid exceed a total of EUR 10.000,00 (tolerance amount).

(3) Buyer’s claims to compensation for disadvantages shall accrue interest beginning with the end of the month in which the expenditure to be compensated for is documented to have been incurred at a rate of the respective base interest rate of the Deutsche Bundesbank. Buyer reserves the right to claim higher damages due to delay.

(4) Claims to a reduction in the price of purchase or restitution for damages on the part of Buyer above and beyond the compensation for disadvantages that is to be paid are hereby ruled out, with the exception of assertion of damages due to delay if the compensation amounts are not paid in due time.

§ 15 Suretyships

For the fullfillment of all claims of all types to which the Buyer is entitled vis-a-vis the Seller according to this Agreement, as well as claims arising from warranty, subsequent fulfillment, withdrawal or compensation for disadvantage as well as other claims for restitution of damages regardless of which grounds in law, Seller shall provide to Buyer an irrevocable, absolute bank guarantee without benefit of discussion or an irrevocable, absolute suretyship without benefit of discussion on the part of Seller’s parent company, PARAT Automotive Schönenbach GmbH & Co. KG covering a maximum amount of EUR 1.000.000,00, the original of which shall be submitted to Automotive Safety Components International GmbH & Co. KG, Maybachstraße 7, 31135 Hildesheim, until 4th January 2007, 12.00.

§ 16 Prohibition of Competition

(1) Seller undertakes to refrain from any and all competition, either itself or through subsidiaries or companies in which a participating interest is held, with the commercial division run by the Buyer as well as with any company into which Buyer may put this commercial division, in Seller’s previous spatial and material sphere of activity of Seller’s previously operated commercial division that is transferred to the Buyer with this Purchase Agreement, with the exception of case production. In particular, after the effective date of transfer, the Seller shall neither operate a commercial division of this type itself nor participate directly or indirectly in competing companies, nor promote such a company in any other manner, whether directly or indirectly, through advice and actions.

Seller undertakes to produce a corresponding declaration by its parent company, PARAT Automotive Schönbach GmbH & Co. KG, which shall become an integral part of this Purchase Agreement, according to which the parent company agrees to also be bound without reservation vis-à-vis the Buyer by this competition clause.

(2) Saving a mandatory statutory provision to the contrary, the provisions of § 74 ff. German Commercial Code shall not apply to this prohibition of competition.

(3) For each instance of violation of the above prohibition of competition, Seller shall pay to Buyer a contractual penalty in the amount of EUR 1.000.000,00. If the violation by the Seller continues despite a written warning, then for each additional month or remaining fraction thereof during which the Seller continues the violation, the Seller shall pay an additional contractual penalty of EUR 1.000.000,00. This shall not affect Buyer’s claims to restitution for more extensive damages as well to forbearance of future behavior that violates the prohibition of competition.

§ 17 Continuation of the firm, commercial register registrations, notification of employees and business associates, transition of business operations, pledge of secrecy, obligations to provide information and cooperate, consultancy agreement

(1) Buyer shall not continue the Seller’s firm.

(2) Seller and Buyer shall

a)            In due time before the effective date of transfer, at the latest by 30 November 2006

–           Notify all of the commercial enterprise’s present business associates (customers, supplier, and all other contractual partners) listed in Annex 16 of the pending takeover of business operations by the Buyer in accordance with the joint written declaration provided for in Annex 17;

–           Notify the creditors identified in Annex 19, through separate written messages, that the Buyer undertakes no liability for obligations arising from the commercial enterprise vis-à-vis said creditors;

b)            By 30 November 2006 at the latest, notify those creditors, debtors and contractual partners of the commercial enterprise pursuant to Annex 20, vis-à-vis which the Purchase has assumed claim, contractual rights and obligations, and liability for obligations arising from business operations in accordance with the provisions of this Purchase Agreement.

(3) For preparation for the takeover of business operations, Mr. Gitschner is able and allowed to give all relevant information and documents to the Buyer. Seller declares that Mr. Gitschner is not prevented by his contract of employment to give such information to the Buyer resp. releases Mr. Gitschner from relevant obligations.

(4) For preparation of the organizational changes in business operations connected with the takeover, upon request by the Buyer, employees of the Seller shall be deployed already before the effective date of transfer, if and as long as this does not have a negative influence on the winding up of current business operations.

(5) The business records and documentation belonging to the business as well as the commercial divisions IT equipment shall be taken over by the Buyer pursuant to § 7 (3). With regard to the respective documentation in their possession, Seller and Buyer shall comply with the regulations of commercial law and the law of taxes and contributions pursuant to German and Rumanian law with regard to storage and storage periods (§ 238 Subsection 1 Sentence 2; §. 257 German Commercial Code; § 146–148 Tax Code in German law) as well as the statutory provisions with regard to data protection.

(6) Without the prior written consent of the Buyer, Seller shall maintain strict secrecy regarding all information from the business records, electronic programs, files, and other documents turned over to the Buyer as well as all other knowledge that Seller has about the business operations of the commercial division and neither exploit them itself, nor facilitate use of the same by third parties; exempted from this is the use of said information for winding up residual assets at the Seller’s as well as the tax circumstances affecting the Seller.

(7) For the rest, Seller and Buyer undertake to provide one another reciprocally with all information and to cooperate in all business and legal transactions that are necessary for the performance of this Purchase Agreement. In particular, the Seller undertakes to provide to the Buyer, upon request and without limitation, information about matters of business operations during the period before the effective date of transfer in so far as this is necessary in the interest of the Buyer. In particular, the Buyer undertakes to provide the Seller with all information and access to all business records in so far as this is necessary to safeguard the Seller’s tax interests and/or the Seller’s rights and obligations on the basis of this Agreement.

§ 18 Winding up of matters regarding taxation and contributions, judicial and extra-judicial disputes

(1) The parties agree to the following with regard to winding up of matters regarding business taxes and contributions for assessment periods before the effective date of transfer, if they are subject matter of this contract:

1.            If external audits take place at the Seller’s or at the Buyer’s with regard to such taxes and contributions, then the respective party on whose premises the external audit takes place shall notify the other party about the course and results of the audit and afford the other party an opportunity to participate in the final conference through a representative.

2.            If assessment notices for taxes and contributions are issued to the Seller or the Buyer, then the party to whom the assessment notice is directed shall notify the other party of this immediately with submission of a copy of the assessment notice and in due time before expiration of the deadline for filing an appeal. Appeals against the assessment notice and against a notice subsequently issued in the appellate procedure shall be filed respectively by the party affected, if the other party has demanded this in writing in due time before expiration of the period for filing appeals.

3.            If an appellate procedure is carried out at the request of the Seller and Buyer, then both parties shall appoint a joint attorney-of-record for this, carry out the appellate procedure in mutual coordination, split the costs of the procedure and pay the necessary advances on costs in equal proportions. If an appellate procedure is carried out only at the unilateral request of the Seller or the Buyer, then the respective requesting party shall appoint the attorney-of-record, conduct the procedure at its discretion, bear the costs of the procedure alone in the relationship between the parties and pay the necessary advances on costs; the respective other party shall issue any powers of attorney necessary in order to conduct the procedure.

(2) If judicial or extra-judicial disputes continue or arise between the Seller and/or the Buyer on the one hand and third parties on the other hand, after the effective date of transfer, regarding assets, rights, and obligations arising from contractual and legal relationships which the Buyer takes over pursuant to §1 - 5 of this Agreement or has to take over by force of law, then Seller and Buyer shall carry out said disputes jointly. To this end, the parties agree to the following:

1.            Any claims against third parties shall be asserted by the Buyer. The Seller shall assign to Buyer all rights to which Seller is still entitled. Objections and defenses against any claims asserted by third parties against the Seller or the Buyer shall be raised by the respective party (Seller or Buyer) against who the claims are asserted. Accordingly, whoever has to assert or ward off the claim (directly involved party) will also conduct any legal dispute about the claim that is the subject matter of the dispute, if and to the extent that the opponent does not draw the respecive other party into the legal dispute through suit, countersuit or third party notice.

2.             The respective party that is not directly involved pursuant to no. 1 shall participate in the extra-judicial or judicial dispute if and to the extent that it or the other party has an interest in the outcome of the dispute. An interest exists if the party directly involved requires the support of the other party, especially through information, or the calculation of the price of purchase or the grounds and/or amount of other claims and/or obligations that may result reciprocally on the basis of this Purchase Agreement between Seller and Buyer depend on the outcome of the dispute.

3.            If the party that is directly involved merely requires the support of the other party, then the other party shall provide the support as requested; expenses incurred by the supporting party shall be refunded by the party requesting support, provided said expenses are reasonable and documented.

4.            In all other cases in which both parties have to participate in the dispute pursuant to no. 2, the following shall apply for the conduct of judicial proceedings, administrative proceedings, and out-of-court disputes:

a)      The party directly involved shall notify the other party of the state of affairs and state of argument of the dispute in writing in due time. If said notification does not take place or if it occurs so late that the other party does not have sufficient opportunity to safeguard its rights and interests, then the party directly involved cannot derive any claims against the other party from the outcome of the respective dispute.

b)      The party directly involved shall only be obligated to institute, carry out or continue a legal dispute or lodge other appeals of any type and carry out appellate proceedings upon written request by the other party and then only if the other party has a personal interest in the conduct of the legal dispute and, upon request, has paid, without delay, advances in reasonable amounts on the costs of the proceedings including the costs incurred for the attorney-of-record or provided securities by producing a bank guarantee; otherwise the party directly involved can proceed at its own discretion. If a legal dispute or an appellate procedure is initiated, carried out or continued at the request of the other party, then the proceedings shall be conducted on the instructions of and temporarily at the expense of the requesting party, which is also entitled to appoint the respective attorney-of-record.

c)      The respective indirectly involved party shall be afforded an opportunity for internal participation through an attorney-at-law to be hired at said party’s expense. The representative shall be kept continually informed about the respective state of affairs of the dispute. Before submission of declarations and briefs, as well as before other procedural actions, he shall be afforded an opportunity in due time to render a written opinion; to this end, he shall be provided with all necessary information and documentation. Means of prosecution or defense shall be asserted if and to the extent that the representative demands this.

d)      Waiver, acknowledgement, withdrawal of an action or settlement each require the prior consent of the indirectly involved party. If consent is not granted, then the directly involved party shall be entitled to resolve the dispute at its discretion with the result that in the relationship between Seller and Buyer, it is to be assumed that the legal standpoint of the indirectly involved party would have prevailed.

e)      Final and absolute court rulings or final and absolute administrative decisions are hereby deemed to be binding in their effects on the legal relationship between Seller and Buyer for both parties.

f)       If it depends on the outcome of a legal dispute or an administrative proceeding whether, in the relationship between Seller and Buyer, the purchase price claim is changed or a claim on the basis of this Purchase Agreement exists or not with regard to grounds and/or amount , then, in the relationship between Seller and Buyer, the court costs and/or administrative fees shall be paid by the party that owes the claim, in so far as the claim exists after the outcome of the legal dispute or the administrative proceeding and is to be paid by the party that is owed the claim, in so far as the claim does not exist. For the rest, each party shall bear its own costs incurred.

5.          The seller points out the litigation Annex 19 in accordance to a right for a neighbour. The seller release the Buyer from all negative legal consequences of this litigation including the costs.

§ 19 Costs, Miscellaneous Provisions

(1)

This Agreement shall be governed by the laws of the Federal Republic of Germany unless public law regulations due to the location of the business and/or – if necessary employment relationships are taken over – the laws of Romania are mandatorily applicable.

(2) Saving provisions to the contrary in this Agreement, each of the parties concluding this Agreement share bear its own costs incurred in connection with the conclusion and performance of this Agreement.

(3) Any and all attachments to this Agreement are integral parts of this Agreement.

(4) Changes and additions to this Agreement are valid only if concluded in writing.

(5)	The Seller hereby grants ......................................... authorization to accept service for all declarations arising from this Agreement that are to be made in legal transactions.
(6)	The Buyer hereby grants ......................................... authorization to accept service for all declarations arising from this Agreement that are to be made in legal transactions.
(7)

If individual provisions of this Agreement should be or become invalid or impracticable, then the parties agree to replace the invalid or inpractible provisions with those provisions that most closely approximate the economic effect of the invalid or impracticable provisions.

(8)

The parties agree that Hildesheim shall be place of jurisdiction for all disputes arising on the occasion of or in connection with the provisions of this Agreement and/or regarding the validity of this Agreement as a whole.

(9)

Upon conclusion of this Agreement, all previously existing contractual relations between the parties to this Agreement are terminated, especially the manufacturing agreement of 27th August 2001 by and between the Seller and the Buyer. Not terminated are any warranty claims and liabilities of this contract.